Exhibit 4.3

Execution Version

PRIVATE & CONFIDENTIAL

From:	Bank of America Europe Designated Activity Company (the “Agent”) for itself and as facility agent for the Finance Parties (under and as defined in the Term Facility Agreement).

To:	Red Football Limited (the “Company”) as the Company and as Obligors’ Agent (under and as defined in the Term Facility Agreement (as defined below))

4 November 2022

Dear Sirs

Re: Term facility agreement dated 20 May 2013, as amended and restated pursuant to amendment and restatement agreements dated 11 August 2014 and 15 May 2015, an amendment letter dated 26 June 2015, an amendment letter dated 11 September 2015, an amendment and restatement agreement dated 14 June 2018, an amendment and restatement agreement dated 5 August 2019 and 4 March 2021 and an amendment letter dated 10 December 2021, between, amongst others, the Company, Manchester United Football Club Limited as Borrower, the Agent, Bank of America Europe Designated Activity Company as Lender and Security Agent (the “Term Facility Agreement”)

We refer to the Term Facility Agreement. Words and expressions defined in the Term Facility Agreement have the same meanings when used in this letter unless otherwise defined in this letter or the context otherwise requires.

Unless otherwise stated, references to a “Clause” or a “Schedule” are to the corresponding clause or schedule of the Term Facility Agreement.

The Company is entering into this letter for itself and on behalf of the other Obligors pursuant to Clause 2.3 (Obligors’ Agent).

1.	BACKGROUND AND AMENDMENTS TO THE TERM FACILITY AGREEMENT

1.1

Pursuant to Clause 28.2 (Financial condition) of the Term Facility Agreement, the Company is required to ensure, subject to an exception for the occurrence of a Football Season Disruption Event during the period beginning on 31 March 2021 and ending on (and including) 30 September 2022 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent), that for each Relevant Period, Consolidated EBITDA for such Relevant Period is not less than £65,000,000.

1.2

The Company has requested an amendment to Clause 28 (Financial Covenant) of the Term Facility Agreement, to reduce Consolidated EBITDA to £25,000,000 for the period beginning on 31 December 2022 and ending on (and including) 31 March 2023 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent) together with any other consequential amendments as more specifically set out in the Schedule to this letter.

1.3

In accordance with Clause 43 (Amendments and Waivers) the Majority Lenders have agreed to amend Clause 28 (Financial Covenant) by deleting it in its entirety and replacing it as set out in the Schedule to this letter.

Execution Version

2.	CONTINUITY AND CONSENT OF THE GUARANTORS

2.1	Continuing obligations

Except as varied or waived by the terms of this letter, the Term Facility Agreement will remain in full force and effect and any reference in the Term Facility Agreement or any other Finance Document to such Term Facility Agreement or to any provision of such Term Facility Agreement will be construed as a reference to such Term Facility Agreement, or that provision, as varied or waived by this letter.

2.2	Continuing Guarantees

The Company on behalf of the Guarantors hereby consents, acknowledges and agrees to the amendments and other matters set forth in this letter and hereby confirms and ratifies in all respects the guarantee in Clause 25 (Guarantee and Indemnity) (including without limitation the continuation of each Guarantor’s payment and performance obligations thereunder upon and after the effectiveness of this this letter) and the enforceability of such guarantee against such Guarantor in accordance with its terms. In addition, the Company confirms that each security interest created under the Transaction Security Documents shall remain in full force and effect.

3.	REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Agent that the Repeating Representations are true and accurate in all respects (or, in the case of such Repeating Representations which are not otherwise subject to a materiality threshold or qualification in accordance with their terms, are correct in all material respects) as at the date of this letter.

4.	GENERAL

4.1	Construction

The provisions of Clause 1.2 (Construction), Clause 41 (Partial Invalidity), Clause 42 (Remedies and Waivers) and Clause 48 (Enforcement) shall apply to this letter as if set out in this letter, but as if references in those Clauses to the Term Facility Agreement were references to this this letter.

4.2	Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

4.3	Finance Documents

This letter is designated as a Finance Document by the Company and the Agent.

4.4	Third Party Rights

(a)

Unless expressly provided to the contrary in this letter, a person who is not a party has no right under the Contracts (Rights of Third Parties) Act 1999 (or any analogous provision under any applicable law) to enforce or enjoy the benefit of any term of this letter.

(b)	Notwithstanding any term of this letter, the consent of any person who is not a party is not required to amend, rescind or otherwise vary this letter at any time

4.5	Governing law

This letter and any non-contractual obligations arising out of or in connection with it is governed by English law.

We would be grateful if you could sign and return this letter as acknowledgment of your agreement to the above.

Yours faithfully,

BANK OF AMERICA EUROPE DESIGNATED ACTIVITY COMPANY

for itself and as facility agent for and on behalf of the Finance Parties

Signature:	/s/ Kevin Day
Name:	Kevin Day
Title:	Vice President

[Manchester United Term Facility Amendment Letter – Bank of America Europe Designated Company Signature Page]

Agreed and accepted:

RED FOOTBALL LIMITED

(for and on behalf of itself and each Obligor)

Signature:	/s/ Joel Glazer
Name:	Joel Glazer
Title:	Director

[Manchester United Term Facility Amendment Letter - Red Football limited Signature Page]

SCHEDULE

28.	Financial Covenant
28.1	Financial definitions

In this Agreement:

“Borrowings” means, at any time, the outstanding principal, capital or nominal amount (including any capitalised interest accretions in respect of any instrument issued at a discount and any other similar amount) of any Financial Indebtedness (other than under paragraph (f) of the definition thereof provided that the principal component of the arrangement to be put in place in connection with unwinding the hedging transactions entered into under the Existing Hedging Agreements will be included in “Borrowings”).

“Capital Expenditure” means any expenditure or obligation in respect of expenditure which, in accordance with GAAP, is treated as capital expenditure.

“Cashflow” means, in respect of any Financial Year, Consolidated EBITDA for that Financial Year after:

(a)	adding the amount of any decrease (and deducting the amount of any increase) in Working Capital for that Financial Year;
(b)	adding the amount of any cash receipts (and deducting the amount of any cash payments) during that Financial Year in respect of any Exceptional Items not already taken account of in calculating Consolidated EBITDA for that Financial Year;
(c)	adding the amount of any cash receipts during that Financial Year in respect of any Tax rebates or credits and deducting the amount actually paid or due and payable in respect of Taxes during that Financial Year by any member of the Restricted Group;
(d)	adding (to the extent not already taken into account in determining Consolidated EBITDA) the amount of any dividends or other profit distributions received in cash by any member of the Group during that Financial Year from any entity which is itself not a member of the Group and deducting (to the extent not already deducted in determining Consolidated EBITDA) the amount of any dividends paid in cash during the Financial Year to minority shareholders in members of the Restricted Group;
(e)	adding the amount of any increase in provisions, other non-cash debits and other non-cash charges (which are not Current Assets or Current Liabilities) and deducting the amount of any non-cash credits (which are not Current Assets or Current Liabilities) in each case to the extent taken into account in establishing Consolidated EBITDA; and
(f)	deducting the amount of any Capital Expenditure actually made in cash during that Financial Year by any member of the Restricted Group except (in each case) to the extent funded from the proceeds of any Disposal or insurance claims permitted to be retained for this purpose, and so that no amount shall be added (or deducted) more than once.

“Consolidated EBITDA” means, for any Relevant Period, the consolidated profits of the Restricted Group from ordinary activities before taxation in respect of that Relevant Period and (without double counting):

(a)	before deducting any amount attributable to the amortisation or impairment of intangible assets (including goodwill) or the depreciation or impairment of tangible assets;
(b)	before deducting any Consolidated Net Finance Charges;
(c)	before deducting any one-off expenses or charges incurred in connection with the incurrence or issuance of (i) any Financial Indebtedness under or which is permitted by the Finance Documents or (ii) any other equity issuance which is permitted by the Finance Documents;
(d)	before taking into account any items treated as exceptional or extraordinary items;
(e)	before taking into account any accrued interest received by or owing to any member of the Restricted Group;
(f)	before taking into account any realised and unrealised exchange gains and losses including those arising on translation of currency debt;
(g)	before taking into account any gain or loss arising from an upward or downward revaluation of any asset or arising from the acquisition or disposal of player registrations;
(h)	after deducting the amount of any profit of any member of the Restricted Group which is attributable to minority interests;
(i)	after deducting the amount of any profit of any investment or entity (which is not itself a member of the Restricted Group) in which any member of the Restricted Group has an ownership interest to the extent that the amount of such profit included in the financial statements of the Restricted Group exceeds the amount (net of applicable withholding tax) received in cash by members of the Restricted Group through distributions by such investment or entity;
(j)	after excluding the amount of any profit or loss which is attributable to any Material Disposal made in the Relevant Period; and
(k)	after deducting, to the extent not already taken into account, all rent and other property costs of a revenue nature,

in each case, to the extent added, deducted, taken into account or excluded, as the case may be, for the purposes of determining profits of the Restricted Group from ordinary activities before taxation.

“Consolidated Net Finance Charges” means, for any Relevant Period, the aggregate amount of interest, all regular or periodic commission, fees or discounts in the nature of interest accrued in respect of Borrowings of the Restricted Group in respect of that Relevant Period and (without double counting):

(a)	excluding any such obligations owed to any other member of the Restricted Group;
(b)	including the interest element whether paid or payable, in respect of leasing and hire purchase payments under lease or hire purchase arrangements which would, in accordance with GAAP, be treated as finance or capital leases;
(c)	including any accrued commission, fees, discounts and other finance payments paid or payable by any member of the Restricted Group under any interest rate hedging arrangement;
(d)	deducting any accrued commission, fees, discounts and other finance payments owing to or received by any member of the Restricted Group under any interest rate hedging instrument;
(e)	deducting any accrued interest owing to or received by any member of the Restricted Group on any deposit or bank account or in respect of Cash Equivalent Investments; and
(f)	excluding any up-front arrangement fees, up-front underwriting fees, up-front commitment fees, up-front participation fees or up-front agency fees paid in connection with the Facility, the RCF Facilities Agreement, the Notes issued on the Second Amendment Effective Date or the Existing Notes issued on the Closing Date by any member of the Restricted Group (except where any such fee is in excess of a reasonable market rate).

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-COV-2) and (in each case) any evolutions, mutations or variants thereof and whether or not such evolution, mutation or variant is known, or referred to, as “coronavirus” or “COVID-19”.

“Current Assets” means the aggregate (on a consolidated basis) of all inventory, work in progress, trade and other receivables of each member of the Restricted Group including prepayments in relation to operating items and sundry debtors (but excluding Cash) expected to be realised within twelve months from the date of computation but excluding amounts in respect of:

(a)	receivables in relation to Tax;
(b)	Exceptional Items and other non-operating items;
(c)	insurance claims; and
(d)	any interest owing to any member of the Restricted Group.

“Current Liabilities” means the aggregate (on a consolidated basis) of all liabilities (including trade creditors, accruals and provisions) of each member of the Restricted Group expected to be settled within twelve months from the date of computation but excluding amounts in respect of:

(a)	liabilities for Borrowings and Consolidated Net Finance Charges;
(b)	liabilities for Tax;

(c)	Exceptional Items and other non-operating items;
(d)	insurance claims; and
(e)	liabilities in relation to dividends declared but not paid by the Company or by a member of the Restricted Group in favour of a person which is not a member of the Restricted Group.

“Exceptional Items” means any exceptional, one off, non-recurring or extraordinary items which represent gains or losses including those arising on:

(a)	the restructuring of the activities of an entity and reversals of any provisions for the cost of restructuring;
(b)	disposals, revaluations, write downs or impairment of non-current assets or any reversal of any write down or impairment; and
(c)	disposals of assets associated with discontinued operations.

“Finance Lease” means any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease.

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Restricted Group ending on or about 30 June in each year.

“First Amendment Period” means the period beginning on 31 March 2021 and ending on (and including) 30 September 2022 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent).

“Football Season Disruption Event” means:

(a)	for each Relevant Period ending on or before 30 June 2021 the cancellation or postponement of five or more scheduled home matches of the men’s first team representing Manchester United Football Club due to ongoing restrictions related to COVID-19; and
(b)	for each Relevant Period ending on or after 31 March 2021 and on or before the end of the First Amendment Period, (i) the inability to operate the Stadium at full capacity at any time during the First Amendment Period and/or (ii) the cancellation or postponement of five or more scheduled home matches of the men’s first team representing Manchester United Football Club at any time during the First Amendment Period, in each case due to ongoing restrictions related to COVID-19.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Period” means each period of twelve months ending on the last day of each Financial Quarter.

“Second Amendment Period” means the period beginning on 31 December 2022 and ending on (and including) 31 March 2023 (or such earlier date as the Company or a Borrower shall have notified in writing to the Agent).

“Total Net Debt” means, at any time, the aggregate amount of all obligations of the Restricted Group for or in respect of the principal amount of Borrowings but:

(a)	excluding any such obligations to any other member of the Restricted Group;
(b)	Subordinated Liabilities (as such term is defined in the Intercreditor Agreement) shall not be included in Borrowings;
(c)	including, in the case of finance leases, only the capitalised value thereof; and
(d)	deducting the aggregate amount of Cash and Cash Equivalent Investments held by any member of the Restricted Group at that time,

and so that no amount shall be included or excluded more than once.

“Total Net Leverage Ratio” means the ratio of Total Net Debt to Consolidated EBITDA.

“Working Capital” means, on any date, Current Assets less Current Liabilities.

28.2	Financial condition

Subject to Clause 28.4 (Champions League Non Qualification Event), the Company shall ensure that, for each Relevant Period, Consolidated EBITDA for such Relevant Period is not less than £65,000,000, or (i) if a Football Season Disruption Event occurs during the First Amendment Period, £25,000,000 until the end of the First Amendment Period, or (ii) during the Second Amendment Period, £25,000,00 until the end of the Second Amendment Period.

28.3	Financial testing

Subject to Clause 28.4 (Champions League Non Qualification Event) below, the financial covenant set out in Clause 28.2 (Financial condition) shall be calculated in accordance with GAAP and tested by reference to each of the financial statements delivered pursuant to paragraphs (a) and (b) of Clause 27.1 (Financial Statements) and/or each Compliance Certificate delivered pursuant to Clause 27.2 (Provision and contents of Compliance Certificate).

28.4	Champions League Non Qualification Event
(a)	For the purposes of calculating the financial covenant set out in Clause 28.2 (Financial condition), if a Champions League Non Qualification Event occurs, the Company may elect, at any time prior to the end of the Financial Year in which such Champions League Non Qualification Event occurs, to adjust the definition of Consolidated EBITDA for each Financial Quarter falling in the Financial Year in respect of which the first team of MUFC is not in the first round group stages (or its equivalent from time to time) of the Champions League by adding back an amount equal to “X” in each such Financial Quarter (the “Adjusted Quarters”) where:

“X” corresponds to the amount set out in Schedule 16 (Table of Values for X) for that Financial Quarter minus the following:

(i)	the net amount received by the Restricted Group in that Financial Quarter in respect of matches (both home and away) and media payments relating to UEFA cup performances; and
(ii)	the net amount of any reduction to player salaries in that Financial Quarter arising out of the existing contractual provisions as a result of the Champions League Non Qualification Event.
(b)	At the same time as the Company makes an election under paragraph (a), it shall supply to the Agent a certificate signed by a director of the Company (i) confirming the value of X and the amount of each Adjustment and setting out (in reasonable detail) computation of those amounts and (ii) attaching a copy of the Champions League Adjustment Spreadsheet (following the Adjustments).
(c)	If the Majority Lenders give notice to the Agent that they do not agree with the calculations of any of the Adjustments contained in the certificate described in paragraph (b) above (acting reasonably), the Company and the Agent will consult in good faith for a period of not more than 10 Business Days with a view to correcting the calculations of the Adjustments.
(d)	If agreement has not been reached within the 10 Business Day period referred to in paragraph (c) above then, at the request of the Majority Lenders (and at the expense of the Company), the Agent may appoint an auditor of international repute (in consultation with the Company) to determine the amount of the Adjustments (and, consequently, the value of “X”) and such determination shall (in the absence of manifest error) be binding on the Parties.
(e)	For the avoidance of doubt, for the purposes of calculating the financial covenant set out in Clause 28.2 (Financial condition) only, Consolidated EBITDA in any Relevant Period which contains one or more Adjusted Quarters shall be calculated using the adjusted values of Consolidated EBITDA set out in paragraph (a) above for each such Adjusted Quarter.
(f)	The above election may only be made twice over the life of the Facility and may not be made during two consecutive Financial Years.
28.5	Equity Cure
(a)	In relation to a Relevant Period ending during the First Amendment Period and/or the Second Amendment Period, no Event of Default under this Clause 28 insofar as it relates to a failure to comply with Clause 28.2 (Financial condition) will occur if all or part of the cash proceeds (the “Equity Investment”) received by the Company pursuant to any Additional Shareholder Funding or any Subordinated Shareholder Funding, during or after the end of that Relevant Period but no later than 20 Business Days after the earlier of (i) the date on which the relevant Compliance Certificate is required to be delivered to the Agent pursuant to Clause 27.2 (Provision and contents of Compliance Certificate) and (ii) the date on which it is delivered to the Agent, may be designated in writing by the Company to the Agent as being provided for the purposes of this Clause 28.5 (the “Equity Cure Amount”), and if designated as such shall have the effect that the financial covenant set out in Clause 28.2 (Financial condition) is calculated or, as the case may be, recalculated as if the Consolidated EBITDA of the Group had been increased by an amount equal to the Equity Investment and any Equity Investment so made in respect of a Relevant Period ending during the First Amendment Period and/or the Second Amendment Period shall be deemed to have been made immediately prior to the last date of such Relevant Period.

(b)	There shall be no restriction on the amount of any Equity Investment exceeding the minimum amount required to prevent or, as the case may be, cure any failure to satisfy the financial test set out in Clause 28.2 (Financial condition), provided that, the amount of the Equity Cure Amount exceeding the minimum amount required to prevent or, as the case may be, cure any failure to satisfy the financial test set out in Clause 28.2 (Financial condition) shall be as soon as reasonably practicable applied to permanently repay or prepay any Senior Secured Debt.
(c)	Subject to paragraph (b) above, there shall be no requirement to apply any Equity Cure Amount in prepayment of any Facility.
(d)	Any Equity Cure Amount and any adjustments made under this Clause 28.5 shall not apply when calculating the applicable Margin for any Relevant Period.
(e)	Any Equity Cure Amount shall not count towards any other permission or usage or purpose (including in respect of the baskets relating to Restricted Payments (as defined in Schedule 17 (Restrictive Covenants)) as set out in Clause 2 (Restricted Payments) of Schedule 17 (Restrictive Covenants)) for so long as the Equity Cure Amount continues to be included in the calculation of Consolidated EBITDA as set out in paragraph (i) below.
(f)	In relation to any Equity Cure Amount provided prior to the date of delivery of the relevant Compliance Certificate for the Relevant Period, the Compliance Certificate for that Relevant Period shall set out the revised financial covenant calculations for the Relevant Period and confirm that such Equity Cure Amount has been provided.
(g)	In relation to any Equity Cure Amount provided following the date of delivery of the relevant Compliance Certificate for the Relevant Period, promptly following receipt of the Equity Cure Amount by the Company, the Company shall deliver a revised Compliance Certificate to the Agent setting out the revised financial covenant calculations for the Relevant Period.
(h)	If, after giving effect to the adjustment referred to in paragraph (a) above, the financial covenant in Clause 28.2 (Financial condition) would have been met, then the requirements of Clause 28.2 (Financial condition) shall be deemed to have been satisfied as at the relevant original date of determination and any breach of any term of the Finance Documents, Default or Event of Default occasioned thereby shall be deemed to have been permanently remedied and cured for all purposes under the Finance Documents.
(i)	For the avoidance of doubt, the Equity Cure Amount shall be deemed to be included in calculating Consolidated EBITDA for the purposes of the financial covenant in Clause 28.2 (Financial condition) until the date on which the Equity Cure Amount deemed to have been invested into the Group falls out of any subsequent Relevant Period.

(j)	Notwithstanding any provision of the Facility Agreement and in particular Clause 2 (Restricted Payments) of Schedule 17 (Restrictive Covenants) to the Facility Agreement, the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment during the First Amendment Period and/or the Second Amendment Period if at the time of such Restricted Payment Consolidated EBITDA for the Relevant Period immediately preceding the date of such Restricted Payment is less than £65,000,000.